Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

February 9, 2016

FILED VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
Washington, DC 20549

Re:	Professionally Managed Portfolios (the “Trust”) File Nos.: 33-12213 and 811-05037

Dear Ms. Larkin:

This correspondence is being filed in response to your February 2, 2016 oral comments regarding the preliminary proxy solicitation materials filed by the Trust on Monday, January 25, 2016 on Schedule 14A (the “PRE 14A”).  Accompanying this correspondence is the Trust’s definitive proxy solicitation materials filed with the SEC (the “DEF 14A”).  The DEF 14A reflects revisions made in response to your comments as well as other necessary changes.  Unless otherwise indicated, all references to page numbers herein are made with respect to the DEF 14A, and capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the DEF 14A.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein;

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

1.	Please provide the “Tandy” representation in your response letter.

Response:  The Trust has included the “Tandy” representation above.

2.
Please provide the legal analysis as to the Trust’s rationale for utilizing Schedule 14A to reflect the reorganization of the GoodHaven Fund (the “Fund”), a series of the Trust, into a newly formed identical series of The GoodHaven Funds Trust (the “New Trust”)

U. S. Securities and Exchange Commission
February 9, 2016

Response: It has become industry standard that when an existing fund reorganizes into a “shell” (i.e., a fund with no assets other than seed capital), no Form N-14 is required. (See Regulation of Investment Companies by Lemke, Lins, and Smith, §5.07 Registering Investment Company Securities Issued in Business Combination Transactions: Form N-14).

The use of a Schedule 14A Proxy Statement rather than a Form N-14 Proxy Statement/Registration Statement is based on Rule l45(a)(2) under the Securities Act of 1933 (“Securities Act”), which preserves the “no-sale” rule previously embodied in Rule 133 under the Securities Act with respect to transactions the sole purpose of which is to change the issuer’s domicile.  The Staff of the SEC has issued a series of no-action letters liberally construing the scope of Rule 145(a)(2) in the context of fund reorganizations to permit, among other things, changes in legal form, capital structure, voting arrangements, and investment policies.  (See, e.g., CIGNA Aggressive Growth Fund, Inc., SEC No-Action Letter (pub. avail. February 15, 1985).  See also Securities Act Release No. 5463 (February 28, 1974) (Illustration II (b)).1

Additionally, the Trust respectfully refers to the PEMCO (May 31, 1988) and Advance Investors Corporation (Sept 29, 1976) Securities and Exchange Commission No-Action Letters supporting the Trust’s rationale for utilizing Schedule 14A to reflect the reorganization of the Fund, a series of the Trust, into a newly formed identical series of the New Trust.  Similar to the referenced No-Action Letters, the acquiring fund in this case is newly created and will not have commenced operations before the reorganization closing date.  The existing fund and the new fund have identical fundamental and non-fundamental investment policies.  The existing fund and new fund have identical investment objectives, strategies, risks and expenses.  Shareholders will receive the same number of shares in the new fund as they currently own in the existing fund.  The investment advisory agreement will remain with the same investment adviser and the existing portfolio managers will continue to manage the new fund.

For the above reasons, the Trust believes that filing the Proxy Statement for the Reorganization of the Fund on Schedule 14A is appropriate.

3.	Reference is made to the “Board” on page 2 of the Question and Answer section. Please define the “Board” at its first mention.

Response:  The Trust responds by defining the “Board” at its first mention as suggested.

4.	Please consider making the spelling of “Advisor” consistent throughout the Proxy Statement (i.e., Adviser vs. Advisor). Additionally, please define at its first mention within the Proxy Statement.

Response:  The Trust responds by confirming the spelling of “Advisor” and making it consistent throughout the Proxy Statement.  The Trust confirms that it has already defined the term “Advisor” at its first mention on page 2 of the Proxy Statement.

1  http://www.dechert.com/files/Publication/50ce10f4-dbec-48e5-82cf-
c9bfc33858ee/Presentation/PublicationAttachment/af2d9eb0-49f7-4701-844a-
ce8aa65ff88f/M%26A_Board_Consolidation_King(9-02).PDF

U. S. Securities and Exchange Commission
February 9, 2016

5.
On page 2 of the Question and Answer section, with respect to the second question, “Why is the Fund reorganizing into the New Fund” please add an “s” to the word “expenses” in the second paragraph of the response.

Response:  The Trust responds by making the suggested correction.

6.
On page 2 of the Question and Answer section regarding “Why is the Fund reorganizing into the New Fund?” please consider providing an additional explanation.  For instance, did the Board consider hiring a new investment advisor?

Response:  The Trust notes supplementally that the Board did not consider conducting a request for proposal to look for a new investment advisor for the Fund given that, as a multiple series trust, the Fund had been formed specifically with the Advisor in mind and is being managed by the Advisor in accordance with the Fund’s stated investment objective and follows the investment strategies of the Advisor.  Additionally, the Board noted that the principals of the Advisor are significant shareholders of the Fund and as such, the Fund would not be viable without the principals’ investment and sponsorship.

7.	On page 3 of the Question and Answer section, please add a period at the end of the first paragraph responding to the question “What should I know about the New Fund?”

Response:  The Trust responds by making the suggested correction.

8.	Please confirm that no portfolio holdings will be sold prior to the reorganization.

Response:  The Trust responds by confirming that other than normal portfolio trading activity, it is not expected that the holdings of the portfolio will change materially.

9.	In response to Item 4(a)(1), please state who the solicitation is being made by in the first sentence on page 1 of the Proxy Statement.

Response:  The Trust responds by adding the reference that the solicitation is “made by, and on behalf of the Board of Trustees” as requested.

10.	On page 2 of the Proxy Statement, please correct the name of the Advisor, GoodHaven Capital Management, LLC.

Response:  The Trust responds by correcting the name as suggested.

11.
On page 3 of the Proxy Statement, under “Reasons for the Proposed Reorganization” please consider changing the reference from service “vendors” to service “providers” for consistency throughout the document.

Response:  The Trust responds by making the suggested edit.

U. S. Securities and Exchange Commission
February 9, 2016

12.	On page 2 of the Proxy Statement, please consider moving the first paragraph of the response to “Reasons for the Proposed Reorganization” to the end of the section.

Response:  The Trust responds by respectfully declining the suggestion as the language clarifies the structure of the Trust versus the New Trust.

13.
Please see page 3 of the Proxy Statement where it states, “The Board took into account that the costs and expenses of the New Fund will not increase as a result of the Reorganization and that the advisory fee will expected to remain unchanged.”  Consider removing the extra words from the sentence.

Response:  The Trust responds by making the suggested edit.

14.
On page 6 of the Proxy Statement, please consider revising the footnote: “The New Fund is the successor to the GoodHaven Fund, a series of Professionally Managed Portfolios, which was reorganized into the GoodHaven Fund on March 30, 2016” to read as future tense.

Response:  The Trust responds by making the suggested edit.

15.	Please include the after tax returns figures to the Average Annual Total Return Table on page 7.

Response:  The Trust responds by including the after tax information.

16.	Please consider removing the duplicative “After Tax” language on page 7 of the Proxy Statement.

Response:  The Trust responds by removing the duplicative language from the paragraph.

17.	In looking at Item 14 of Schedule 14A, please confirm whether you have addressed the applicable sections of Form N-14 in this Proxy Statement.

Response:  The Trust believes that it has addressed the applicable sections of Form N-14 in this Proxy Statement and additionally has decided to incorporate by reference the respective Prospectuses, SAIs and shareholder reports for the Fund and New Fund on page 2 of the Proxy Statement.

18.	Please consider adding information about the Portfolio Managers under the Management section on page 9 of the Proxy Statement.

Response:  The Trust responds by including the requested Portfolio Manager information.

19.	On page 10 of the Proxy Statement, please add the “s” to the word “Fund” in the last sentence under “Third Party Service Providers.”

Response:  The Trust responds by making the suggested correction.

U. S. Securities and Exchange Commission
February 9, 2016

20.	On page 12 of the Proxy Statement, within the Trustees and Officers table, please consider adding a parenthetical to provide a description of each Trustee’s principal occupation.

Response:  The Trust responds by making the suggested edits.

21.	Please consider adding the Trustee’s compensation information.

Response:  The Trust responds by including the requested information.

22.	Pursuant to Item 4(a)(3) of Schedule 14A, please include the cost or anticipated cost of the proxy solicitation on page 16 of the Proxy Statement.

Response:  The Trust responds by including the requested information.

23.	Please confirm there were no changes made to the principal investment objective and investment strategies listed in Appendix B between the Fund and the New Fund.

Response:  The Trust responds by confirming that there were no changes to the principal investment objective or the investment strategies between the Fund and the New Fund.  The information listed in Appendix B is identical for both Funds.

24.	Please confirm that a separate shareholder vote is not required to change the business structure discussed in Appendix E.

Response:  The Trust responds by confirming that a separate vote in not required to change the business structure discussed in Appendix E.  The shareholders’ approval of the Agreement and Plan of Reorganization will, in essence, be an approval for change in business structure.

25.	Please include a specimen of the Proxy Card in the next filing.

Response:  The Trust responds by confirming it has included a specimen of the Proxy Card with this filing.

If you have any questions or wish to discuss this further, please do not hesitate to contact the undersigned at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards

Elaine E. Richards, Esq.
President and Secretary of the Trust